HERZFELD CREDIT INCOME FUND, INC.

ANNOUNCES FINAL TENDER OFFER RESULTS

MIAMI BEACH, Fla, October 20, 2026 — Thomas J. Herzfeld Advisors, Inc., an SEC-registered investment adviser, and Herzfeld Credit Income Fund, Inc. (NASDAQ: HERZ) (the “Fund”) today announced the final results of the Fund’s cash tender offer to purchase up to 5% of its outstanding common shares at 97.5% of the Fund’s most recently determined net asset value (“NAV”) per share as of October 15, 2026, the expiration date of the tender offer (the “Tender Offer”).

The table below shows the final results for the Fund:

Tender Offer Amount	Shares Properly Tendered	Shares to be Purchased	Pro-Ration Factor*	Purchase Price of Properly Tendered Shares**	Number of Outstanding Common Shares after Giving Effect to Tender Offer
Up to 5% or 100,886 shares	1,441,647	100,886	6.99895%	$18.2033	1,920,989

*

The number of common shares to be purchased divided by the number of common shares properly tendered. The pro-ration factor is subject to rounding adjustment to avoid the purchase of fractional shares.

**	Equal to 97.5% of the Fund’s most recently determined NAV per share as of October 15, 2026 (the date the Tender Offer expired).

Under the terms and conditions of the Fund’s Tender Offer, if the number of common shares properly tendered exceeds the number of common shares offered to purchase, the Fund will purchase common shares properly tendered on a pro-rata basis (disregarding fractional shares). As indicated above, the Fund will purchase 6.99895% of the common shares properly tendered. The Fund will purchase the common shares accepted for payment as promptly as practicable.

EQ Fund Solutions, LLC is the information agent for the Offer. Shareholders with questions may call EQ Fund Solutions, LLC at (888) 628-1041.

About the Fund

Herzfeld Credit Income Fund, Inc. (the “Fund”) is a non-diversified, closed-end management investment company incorporated under the laws of the State of Maryland on March 10, 1992, and has registered as an investment company under the Investment Company Act of 1940 (the “1940 Act”). The Fund’s investment adviser is Thomas J. Herzfeld Advisors, Inc. (the “Adviser”). The Fund’s primary investment objective is maximizing risk adjusted total returns with a secondary objective of generating high current income for stockholders. In accordance with the investment objective, the Fund’s current principal investment strategies and policies focus on investing in credit related instruments, including equity and junior debt tranches of collateralized loan obligations, or “CLOs.”

About Thomas J. Herzfeld Advisors, Inc.

Thomas J. Herzfeld Advisors, Inc., founded in 1984, is an SEC registered investment advisor, specializing in investment analysis and account management in closed-end funds.

More information about the advisor can be found at www.herzfeld.com.

Past performance is no guarantee of future performance. An investment in the Fund is subject to certain risks, including market risk. In general, shares of closed-end funds often trade at a discount from their net asset value and at the time of sale may be trading on the exchange at a price which is more or less than the original purchase price or the net asset value. There can be no assurance that any Share repurchases will reduce or eliminate the discount of the Fund’s market price to the Fund’s net asset value per share. An investor should carefully consider the Fund’s investment objective, risks, charges and expenses. Please read the Fund’s disclosure documents before investing.

Forward-Looking Statements

This press release, and other statements that Thomas J. Herzfeld Advisors, Inc. (“TJHA”) or the Fund may make, may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Fund’s or TJHA’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions. TJHA and the Fund caution that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and TJHA and the Fund assume no duty to and do not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. With respect to the Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) shares of the Fund may trade at a discount from Net Asset Value; (2) risk of investment in CLOs and related securities generally; (3) dependence on managers of the CLOs in which the Fund invests; (4) the Fund is exposed to risks associated with equity and equity-linked securities to the extent that adverse equity market conditions could negatively impact the ability of the borrowers to make payment of interest and/or principal with respect to loans underlying the CLOs in which the Fund invests; (5) as a “non-diversified” investment company, the Fund’s investments involve greater risks than would be the case for a similar diversified investment company; (6) the Adviser’s judgment about the attractiveness, relative value or potential appreciation of a particular security or investment strategy may prove incorrect; and (7) market disruption risks, including certain events that have had a disruptive effect on the securities markets, generally, such as pandemics, terrorist attacks, war and other geopolitical events, hurricanes, droughts, floods and other natural disasters. Annual and Semi-Annual Reports and other regulatory filings of the Fund with the SEC are accessible on the SEC’s website at www.sec.gov and on TJHA’s website at www.herzfeld.com/herz and may discuss these or other factors that affect the Fund. The information contained on TJHA’s website is not a part of this press release.

Contact:

Tom Morgan

Chief Compliance Officer

Thomas J. Herzfeld Advisors, Inc.

1-305-777-1660